Filed Pursuant to Rule 433

Registration Statement No. 333-196220-03

Dated February 23, 2015

Commonwealth Edison Company

First Mortgage 3.70% Bonds, Series 118, due 2045

February 23, 2015

Pricing Term Sheet

Issuer:	Commonwealth Edison Company
Ratings*:	A2 (Moody’s) / A- (S&P) / A- (Fitch)
Securities:	First Mortgage 3.70% Bonds, Series 118
Principal Amount:	$400,000,000
Trade Date:	February 23, 2015
Settlement Date:	March 2, 2015 (T+5)
Interest Payment Dates:	March 1 and September 1 of each year, commencing September 1, 2015
Maturity:	March 1, 2045
Coupon:	3.70%
Benchmark Treasury:	3.00% due November 15, 2044
Benchmark Treasury Price / Yield:	106-23+ / 2.67%
Spread to Benchmark Treasury:	+103 basis points
Yield to Maturity:	3.70%
Price to Public:	100.00%
Redemption Provisions:	At any time prior to September 1, 2044, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 20 basis points; and on or after September 1, 2044, at 100% of the principal; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date
CUSIP/ ISIN:	202795 JF8 / US202795JF88
Joint Book-Running Managers:	BNP Paribas Securities Corp. RBS Securities Inc. U.S. Bancorp Investments, Inc. Credit Agricole Securities (USA) Inc. SMBC Nikko Securities America, Inc.
Senior Co-Manager:	KeyBanc Capital Markets Inc.
Co-Managers:	Great Pacific Securities Melvin Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at (800) 854-5674, RBS Securities Inc. at (866) 884-2071 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.